SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            FOR March 03, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index

Exhibit No.                         Description

Exhibit No. 1     Holding(s) in Company announcement dated 26 January 2005
Exhibit No. 2     Employee Trust announcement dated 26 January 2005
Exhibit No. 3     Employee Trust announcement dated 28 January 2005
Exhibit No. 4     AGM Special Business announcement dated 28 January 2005
Exhibit No. 5     Employee Trust announcement dated 31 January 2005
Exhibit No. 6     Employee Trust announcement dated 01 February 2005
Exhibit No. 7     Director Shareholding announcement dated 01 February 2005
Exhibit No. 8     Employee Trust announcement dated 03 February 2005
Exhibit No. 9     Employee Trust announcement dated 08 February 2005
Exhibit No.10     Director Shareholding announcement dated 09 February 2005
Exhibit No.11     Employee Trust announcement dated 09 February 2005
Exhibit No.12     Employee Trust announcement dated 11 February 2005
Exhibit No.13     Employee Trust announcement dated 14 February 2005
Exhibit No.14     Employee Trust announcement dated 15 February 2005
Exhibit No.15     Director Shareholding announcement dated 15 February 2005
Exhibit No.16     Employee Trust announcement dated 16 February 2005
Exhibit No.17     Employee Trust announcement dated 18 February 2005
Exhibit No.18     Employee Trust announcement dated 21 February 2005
Exhibit No.19     Employee Trust announcement dated 23 February 2005
Exhibit No.20     Employee Trust announcement dated 23 February 2005
Exhibit No.21     Employee Trust announcement dated 25 February 2005
Exhibit No.22     Holding(s) in Company announcement dated 25 February 2005
Exhibit No.23     Holding(s) in Company announcement dated 25 February 2005
Exhibit No.24     Employee Trust announcement dated 25 February 2005
Exhibit No.25     Employee Trust announcement dated 01 March 2005



Exhibit No. 1

                              SCHEDULE 10

            NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Allied Domecq PLC
2. Name of shareholder having a major interest
Barclays PLC through the following legal entities:


                          Barclays Global Fund Advisors
                          Gerrard Ltd
                          Barclays Capital Securities Ltd
                          Barclays Global Investors Japan Ltd
                          Barclays Private Bank and Trust Ltd
                          Barclays Bank Trust Company Ltd
                          Barclays Global Investors Ltd
                          Barclays Global Investors, N.A.
                          Barclays Capital Inc
                          Barclays Private Bank Ltd
                          Barclays Life Assurance Co Ltd
                          Barclays Private Bank and Trust Ltd
                          Barclays Global Investors Australia Ltd



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them





Registered Holder                                                                           Account Designation       Holding

BARCLAYS CAPITAL NOMINEES LIMITED                                                                                     21,411,145
BARCLAYS CAPITAL SECURITIES LIMITED                                                                                           50
Barclays Trust Co & Others                                                                                                22,866
BARCLAYS TRUST CO AS EXEC/ADM                                                                                                936
Barclays Trust Co DMC69                                                                                                   26,000
Barclays Trust Co EP856                                                                                                      461
Barclays Trust Co R69                                                                                                     34,257
BNP PARIBAS                                                                                                                8,089
CHASE NOMINEES LTD                                                                                        16376          655,942
CHASE NOMINEES LTD                                                                                        20947        9,635,249
CIBC MELLON GLOBAL SECURITIES                                                                                             24,746
Clydesdale Nominees HGB0125                                                                            00323364            1,544
Clydesdale Nominees HGB0125                                                                            00323372            3,931
Clydesdale Nominees HGB0125                                                                            00323496            2,437
Clydesdale Nominees HGB0125                                                                            00324018              684
Clydesdale Nominees HGB0125                                                                            00324085            1,280
Clydesdale Nominees HGB0125                                                                            00324492            9,802
Clydesdale Nominees HGB0125                                                                            00497036              629
Clydesdale Nominees HGB0125                                                                            00593965            1,034
Clydesdale Nominees HGB0125                                                                            00594198              585
Clydesdale Nominees HGB0125                                                                            00594414            8,664
Clydesdale Nominees HGB0125                                                                            00594465            1,119
Clydesdale Nominees HGB0125                                                                            00595534            1,647
Clydesdale Nominees HGB0125                                                                            00595712              722
Clydesdale Nominees HGB0125                                                                            00595801            1,315
Clydesdale Nominees HGB0125                                                                            00595968              801
Clydesdale Nominees HGB0125                                                                            00596123            1,160
Clydesdale Nominees HGB0125                                                                            00596980            2,616
Clydesdale Nominees HGB0125                                                                            00597103              685
Clydesdale Nominees HGB0125                                                                            00597332              643
Clydesdale Nominees HGB0125                                                                            00597375            2,205
Clydesdale Nominees HGB0125                                                                            00597383            2,842
Clydesdale Nominees HGB0125                                                                            00597448            2,087
Clydesdale Nominees HGB0125                                                                            00597758            1,431
Clydesdale Nominees HGB0125                                                                            00645442            1,984
Clydesdale Nominees HGB0125                                                                            00651361              770
Clydesdale Nominees HGB0125                                                                            00668604              651
Clydesdale Nominees HGB0125                                                                            00678693            1,051
Clydesdale Nominees HGB0125                                                                            00679401           10,167
Clydesdale Nominees HGB0125                                                                            00686408            8,846
Clydesdale Nominees HGB0125                                                                            00691088            1,121
Clydesdale Nominees HGB0125                                                                            00692386            3,851
Clydesdale Nominees HGB0125                                                                            00693030            2,057
Clydesdale Nominees HGB0125                                                                            00693404            1,044
Clydesdale Nominees HGB0125                                                                            00693900            1,421
Clydesdale Nominees HGB0125                                                                            00694028              660
Clydesdale Nominees HGB0125                                                                            00694222              955
Clydesdale Nominees HGB0125                                                                            00697329            6,419
Clydesdale Nominees HGB0125                                                                            00697388              764
Clydesdale Nominees HGB0125                                                                            00697434            7,324
Clydesdale Nominees HGB0125                                                                            00697450           42,765
Clydesdale Nominees HGB0125                                                                            00697663            6,095
Clydesdale Nominees HGB0125                                                                            00697701              645
Clydesdale Nominees HGB0125                                                                            00697710           22,492
Clydesdale Nominees HGB0125                                                                            00697728           22,492
Clydesdale Nominees HGB0125                                                                            00697736            2,170
Clydesdale Nominees HGB0125                                                                            00702950              801
Clydesdale Nominees HGB0125                                                                            00703140              732
Clydesdale Nominees HGB0125                                                                            00703353            1,515
Clydesdale Nominees HGB0125                                                                            00703396              946
Clydesdale Nominees HGB0125                                                                            00703876              705
Clydesdale Nominees HGB0125                                                                            00703884            1,010
Clydesdale Nominees HGB0125                                                                            00703914              645
Clydesdale Nominees HGB0125                                                                            00704007              729
Clydesdale Nominees HGB0125                                                                            00807507            4,257
Clydesdale Nominees HGB0125                                                                            00807663              960
Clydesdale Nominees HGB0125                                                                            00830118            1,098
Clydesdale Nominees HGB0125                                                                            00866805            1,371
Clydesdale Nominees HGB0125                                                                            00870357            2,837
Clydesdale Nominees HGB0125                                                                            00886083              851
Clydesdale Nominees HGB0125                                                                            00887365              972
Clydesdale Nominees HGB0125                                                                            01200114            4,904
Clydesdale Nominees HGB0125                                                                            03000000            1,028
Clydesdale Nominees HGB0125                                                                            03000441              551
Clydesdale Nominees HGB0125                                                                            03100012              728
Clydesdale Nominees HGB0125                                                                            03100071            1,898
Clydesdale Nominees HGB0125                                                                            03100241              694
Clydesdale Nominees HGB0125                                                                            03100420            1,139
Clydesdale Nominees HGB0125                                                                            03100926            2,537
Clydesdale Nominees HGB0125                                                                            03101086            2,292
Clydesdale Nominees HGB0125                                                                            03101175              633
Clydesdale Nominees HGB0125                                                                            03101280            1,286
Clydesdale Nominees HGB0125                                                                            03101868              950
Clydesdale Nominees HGB0125                                                                            03102058              723
Clydesdale Nominees HGB0125                                                                            03102317              753
Clydesdale Nominees HGB0125                                                                            03102465           10,072
Clydesdale Nominees HGB0125                                                                            03102546            1,509
Clydesdale Nominees HGB0125                                                                            03102554            9,102
Clydesdale Nominees HGB0125                                                                            03102660              558
Clydesdale Nominees HGB0125                                                                            03103119            1,068
Clydesdale Nominees HGB0125                                                                            03105820              709
Clydesdale Nominees HGB0125                                                                            07000093            1,072
Clydesdale Nominees HGB0125                                                                            07000662              964
Clydesdale Nominees HGB0125                                                                            07000697            6,543
Clydesdale Nominees HGB0125                                                                            07000832              688
Clydesdale Nominees HGB0125                                                                            07001065              867
Clydesdale Nominees HGB0225                                                                            00222649              681
Clydesdale Nominees HGB0225                                                                            00484015            1,693
Clydesdale Nominees HGB0225                                                                            00595798            1,404
Clydesdale Nominees HGB0225                                                                            00597278           11,300
Clydesdale Nominees HGB0225                                                                            00597758            1,060
Clydesdale Nominees HGB0225                                                                            00701601            1,784
Clydesdale Nominees HGB0225                                                                            00703213              711
Clydesdale Nominees HGB0225                                                                            00703825              902
Clydesdale Nominees HGB0225                                                                            00703833            3,978
Clydesdale Nominees HGB0225                                                                            00878188              760
Clydesdale Nominees HGB0325                                                                            00703094              783
Clydesdale Nominees HGB1025                                                                            00837619            6,155
INVESTORS BANK AND TRUST CO.                                                                                             197,100
INVESTORS BANK AND TRUST CO.                                                                                             549,154
INVESTORS BANK AND TRUST CO.                                                                                           1,646,489
INVESTORS BANK AND TRUST CO.                                                                                             340,027
INVESTORS BANK AND TRUST CO.                                                                                             185,794
INVESTORS BANK AND TRUST CO.                                                                                              16,071
JP MORGAN (BGI CUSTODY)                                                                                   16331          367,819
JP MORGAN (BGI CUSTODY)                                                                                   16338           71,857
JP MORGAN (BGI CUSTODY)                                                                                   16341          233,422
JP MORGAN (BGI CUSTODY)                                                                                   16341          649,192
JP MORGAN (BGI CUSTODY)                                                                                   16342          135,374
JP MORGAN (BGI CUSTODY)                                                                                   16344           76,927
JP MORGAN (BGI CUSTODY)                                                                                   16345          133,191
JP MORGAN (BGI CUSTODY)                                                                                   16400       11,891,041
JP MORGAN (BGI CUSTODY)                                                                                   17011           17,727
JP MORGAN (BGI CUSTODY)                                                                                   18408           67,704
JPMORGAN CHASE BANK                                                                                                      185,162
Master Trust Bank                                                                                                          6,033
Mellon Trust - Boston & SF                                                                                                86,577
MELLON TRUST OF NEW ENGLAND                                                                                              108,593
NORTHERN TRUST BANK - BGI SEPA                                                                                           100,597
NORTHERN TRUST BANK - BGI SEPA                                                                                            28,802
NORTHERN TRUST BANK - BGI SEPA                                                                                           140,808
R C Greig Nominees Limited a/c                                                                              BL1          396,428
R C Greig Nominees Limited a/c                                                                              CM1          183,069
R C Greig Nominees Limited GP1                                                                              GP1          336,528
R C Greig Nominees Limited SA1                                                                              SA1          172,925
Reflex Nominees Limited                                                                                                      691
Reflex Nominees Limited                                                                                                      263
State Street                                                                                                               3,085
ZEBAN NOMINEES LIMITED                                                                                                 1,161,072

Total:                                                                                                          51,608,778 shares

5. Number of shares / amount of stock acquired
Not Known

6. Percentage of issued class
Not Known

7. Number of shares / amount of stock disposed
Not Known

8. Percentage of issued class
Not Known

9. Class of security
25 pence Ordinary shares

10. Date of transaction
Not Known

11. Date company informed
26 January 2005

12. Total holding following this notification

Legal Entity                                                      Holding

Barclays Global Fund Advisors                                     197,100
Gerrard Ltd                                                     1,088,950
Barclays Capital Securities Ltd                                21,411,145
Barclays Global Investors Japan Ltd                                 9,118
Barclays Private Bank and Trust Ltd                               299,515
Barclays Bank Trust Company Ltd                                    84,520
Barclays Global Investors Ltd                                  22,249,936
Barclays Global Investors, N.A.                                3,235,747
Barclays Capital Inc                                                  50
Barclays Private Bank Ltd                                      1,161,072
Barclays Life Assurance Co Ltd                                 1,685,509
Barclays Private Bank and Trust Ltd                                  954
Barclays Global Investors Australia Ltd                          185,162

Barclays PLC Group Holding                                     51,608,778

13. Total percentage holding of issued class following this notification

Legal Entity                                              Percentage Held

Barclays Global Fund Advisors                                      .0178
Gerrard Ltd                                                        .0984
Barclays Capital securities Ltd                                   1.9349
Barclays Global Investors Japan Ltd                                .0008
Barclays Private Bank and Trust Ltd                                .0271
Barclays Bank Trust Company Ltd                                    .0076
Barclays Global Investors Ltd                                     2.0107
Barclays Global Investors, N.A.                                    .2924
Barclays Capital Inc                                               .0001
Barclays Private Bank Ltd                                          .1049
Barclays Life Assurance Co Ltd                                     .1523
Barclays Private Bank and Trust Ltd                                .0001
Barclays Global Investors Australia Ltd                            .0167

Barclays PLC Total Percentage Held                                4.6638



14. Any additional information
None

15. Name of contact and telephone number for queries
P Armstrong - Telephone: 0117 978 5190

16. Name and signature of authorised company official responsible for making this notification
Charles B. Brown, Director, Corporate Secretariat
Deputy Company Secretary
Allied Domecq PLC

Date of notification

26 January 2005.

Exhibit No. 2
                                      Allied Domecq PLC
                          Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 25 January 2005, that they disposed on that date of a total of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 19,978,721 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:- Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

26 January 2005

Exhibit No. 3

                                      Allied Domecq PLC
                           Employee Share Ownership Trust (the "Trust")



This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 27 January 2005, that they disposed on 26 January 2005 of a total of 3,750 American Depositary Shares
(ADSs) in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 19,963,721 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

28 January 2005

Exhibit No. 4

Allied Domecq PLC
28 January 2005

Special Business passed at the AGM held on 28 January 2005

Two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel No. 020 7676 1000


END

Exhibit No. 5
                                      8Allied Domecq PLC
                       Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 4 separate notifications, two dated 28 January 2005 and two dated 31 January 2005, that they disposed on those dates of a total of 63,102 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 19,900,619 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

31 January 2005

Exhibit No. 6
                            Allied Domecq PLC
               Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 1 February 2005, that they disposed on that date of a total of 8,372 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 19,892,247 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

1 February 2005

END

 Exhibit No. 7

                                    Allied Domecq PLC

Notification of Interests of Directors - Allied Domecq PLC Long Term Incentive Scheme 1999/Performance Share Plan 2005

In accordance with Section 329 of the Companies Act 1985, this is to advise that on 31 January 2005 the under mentioned directors were granted nil-cost options to acquire Ordinary Shares in accordance with the terms of the Allied Domecq PLC Long Term Incentive Scheme 1999 and awarded forfeitable shares in accordance with the terms of the Allied Domecq PLC Performance Share Plan 2005.



Name                        Options Granted        Current     Forfeitable   Total number  Total Holding
                             under the Long     Balance of  shares awarded of shares held following this
                             Term Incentive    Outstanding       under the following this   notification
                                Scheme 1999        Options     Performance  notification*      as a % of
                                                               Share Plan 2005              Issued Class


Mr P Bowman                         330,920      2,451,387         165,460        674,233          0.06%
Mr G C Hetherington                  80,661        551,532          53,236        253,073          0.02%
Mr D Scotland                        82,730        933,970          54,601        236,848          0.02%
Mr R G Turner                        76,525        535,913          50,506        218,804          0.02%

        (* Includes American Depositary Shares representing underlying Allied Domecq Shares)



Allied Domecq PLC Long Term Incentive Scheme 1999

(a) Options will become exercisable subject to Allied Domecq's total shareholder return performance over the three-year period which commenced on 1 September 2004 relative to a group of 21 other UK-based and international comparator companies, with no award vesting for performance below median, 20% vesting at median performance and 100% vesting for performance at upper quartile or above. Vesting will also depend upon Allied Domecq's Remuneration Committee being satisfied that the share price performance reflects the underlying financial performance of the Company.

(b) Options will be exercisable (subject to the achievement of the performance condition) between 1 September 2007 and 31 August 2014.

Allied Domecq PLC Performance Share Plan 2005

(a) 100% of the shares will be released if the annualised increase in Allied Domecq's earnings per share ("EPS") (calculated on a consistent basis) over the three year performance period which commenced on 1 September 2004 exceeds the growth in the retail prices index ("RPI") by 7% per annum, 20% of the shares will be released if the annualised increased in EPS exceeds RPI by 3% per annum and release will be on a straight line basis in between. The shares will be forfeited for growth of less than RPI plus 3% per annum. Release will also depend upon Allied Domecq's Remuneration Committee being satisfied that there has been an improvement in the underlying financial performance of the Company.

(b) Shares will be released (subject to the achievement of the performance condition) after the results are announced in respect of the financial year ending 31 August 2007.

The awards made to directors under the Allied Domecq PLC Performance Share Plan 2005 set out above and to certain other participants under the Plan are made in the form of forfeitable shares. Therefore the number of unallocated ordinary shares in the Company held by Towers Perrin Share Plan Services (Guernsey) Limited, the trustee of the Company's employee share ownership trust, has reduced from 19,892,247 to 19,055,333 to take account of the above awards and those to other participants in the Plan. The directors of the Company, as beneficiaries of the employee share ownership trust (together with all employees) cease to be interested in the number of shares disposed of at the time of the award and are therefore now interested in 19,055,333 unallocated shares held by the employee share ownership trust.

For the avoidance of doubt, the Total Holdings figures shown above (and disclosed in future notifications) include forfeitable shares awarded under the terms of the Allied Domecq PLC Performance Share Plan 2005 and bonus shares awarded under the terms of the Allied Domecq PLC Deferred Bonus Plan (both of which are forfeitable in certain circumstances) but exclude any Matching Shares awarded under the terms of the Allied Domecq PLC Deferred Bonus Plan that have not yet vested.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary (Tel: +44 (0)117 978 5265)
1 February 2005

END

Exhibit No. 8
                               Allied Domecq PLC
                   Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 2 February 2005 and two dated 3 February 2005, that they disposed on those dates of a total of 41,864 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 19,013,469 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

3 February 2005

END

Exhibit No. 9
                                 Allied Domecq PLC
                    Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 8 February 2005, that they disposed on that dates of a total of 121,534 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,891,935 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:- Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

8 February 2005

END

Exhibit No. 10
                                SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ALLIED DOMECQ PLC

2) Name of director
DAVID SCOTLAND


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DAVID SCOTLAND 73,194 SHARES HELD IN OWN NAME
157,757 SHARES HELD IN TOWERS PERRIN SHARE PLAN SERVICES
LTD,TRUSTEE OF THE ALLIED DOMECQ PLC SHARE OWNERSHIP
TRUSTS
MRS ACA SCOTLAND 5,897 SHARES HELD IN OWN NAME
TOTAL 236,848 SHARES


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF OPTION OVER 350,877 SHARES @ 342 PENCE PER SHARE GRANTED ON 1 NOVEMBER 1999. DISPOSAL OF 350,877 SHARES @
525.3276 PENCE PER SHARE.

7) Number of shares/amount of stock acquired

DAVID SCOTLAND 350,877 shares

8) Percentage of issued class

0.0317%

9) Number of shares/amount of stock disposed

DAVID SCOTLAND 350,877 shares

10) Percentage of issued class

0.0317%

11) Class of security

25P ORDINARY SHARES

12) Price per share

ACQUISITION 342 PENCE PER SHARE
DISPOSAL 525.3276 PENCE PER SHARE

13) Date of transaction

8 FEBRUARY 2005

14) Date company informed

8 FEBRUARY 2005

15) Total holding following this notification

DAVID SCOTLAND 73,194 SHARES HELD IN OWN NAME
157,757 SHARES HELD IN TOWERS PERRIN SHARE PLAN SERVICES
LTD,TRUSTEE OF THE ALLIED DOMECQ PLC SHARE OWNERSHIP
TRUSTS
MRS ACA SCOTLAND 5,897 SHARES HELD IN OWN NAME
TOTAL 236,848 SHARES

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant
N/A

18) Period during which or date on which exercisable
N/A

19) Total amount paid (if any) for grant of the option
N/A

20) Description of shares or debentures involved: class, number
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22) Total number of shares or debentures over which options held following this notification

583,093

23) Any additional information

24) Name of contact and telephone number for queries

CHARLES BROWN
TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification

CHARLES BROWN,
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY
TELEPHONE 0117 978 5265

END

Exhibit No. 11

                         Allied Domecq PLC
               Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under four separate notifications, one dated 8 February 2005 and three dated 9 February 2005, that they disposed on those dates of a total of 467,075 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,424,860 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

The executive directors detailed above were not connected with the transactions, except that one of the transactions that took place on 9 February 2005 was connected to David Scotland's exercise of an option over 350,877 shares on 8 February 2005 (already notified).

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

9 February 2005

Exhibit No. 12

                           Allied Domecq PLC
               Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 10 February 2005, that they disposed on that date of a total of 305,258 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,119,602 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

11 February 2005

END

Exhibit No. 13

                               Allied Domecq PLC
                     Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 14 February 2005 and one dated 11 February 2005, that they disposed on those dates of a total of 59,210 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,060,392 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

14 February 2005

END

Exhibit No. 14

                              Allied Domecq PLC
                   Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 15 February 2005 and one dated 14 February 2005, that they disposed on those dates of a total of 85,195 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,975,197 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary
15 February 2005
END

Exhibit No. 15

                             SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 -  held in Sharelink Nominees Limited

395,240 -  held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust

1,344 -   Computershare Trustees Limited

400 - 100 American Depositary Shares held in own name

172,249 - held in own name

674,233 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of Dividend to acquire shares and purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired
26    Dividend Shares
24    Partnership Shares
6 Matching Shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.90 - Dividend Shares
GBP5.175 - Partnership and Matching Share Award

13) Date of transaction

2 February 2005 - Dividend Share acquisition
7 February 2005 - Partnership and Matching Share Award

14) Date company informed

14 February 2005

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited

395,240 -  held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
           PLC Share Ownership Trust

  1,400 - Computershare Trustees Limited

400 - 100 American Depositary Shares held in own name

172,249 - held in own name

674,289 - Total

16) Total percentage holding of issued class following this notification

0.06%
If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Nick Giles - +44 (0)117 978 5009

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director, Corporate Secretariat, Deputy Company Secretary

Date of Notification 15 February 2005

Exhibit No. 16

                               Allied Domecq PLC
                      Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 15 February 2005 and one dated 16 February 2005, that they disposed on those dates of a total of 56,788 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,918,409 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

16 February 2005

END

Exhibit No. 17

                                     Allied Domecq PLC
                          Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 17 February 2005 and two dated 18 February 2005, that they disposed on 15, 17 and 18 February 2005, of a total of 4,089 American Depositary Shares (ADSs) and 194,845 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,707,208 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

18 February 2005

END

Exhibit No. 18

Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 21 February 2005, that they disposed on that date of a total of 72,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 17,635,208 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

21 February 2005

Exhibit No. 19

Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, two dated 23 February 2005 and one dated 22 February 2005, that they disposed on those dates, of a total of 109,155 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,526,053 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

23 February 2005

Exhibit No. 20

                               Allied Domecq PLC
                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above, have advised under a notification dated 23 February 2005 that they purchased on that date a total of 830,000 Ordinary shares of 25p each in Allied Domecq PLC at GBP5.296467 per share.

These shares will be used in connection with awards under the Allied Domecq PLC Employee Share Plans.

The total number of unallocated ordinary shares held by the Trust following this transaction is 18,356,053 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction which took place on the above mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


23 February 2005

Exhibit No. 21

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 24 February 2005 and one dated 25 February 2005, that they disposed on those dates, of a total of 142,352 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,213,701 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

25 February 2005

Exhibit No. 22

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Barclays PLC through the following legal entities:

              Barclays Global Fund Advisors
              Barclays Capital Inc
              Barclays Life Assurance Co Ltd
              Barclays Global Investors Ltd
              Barclays Bank Trust Company Ltd
              Barclays Global Investors Japan Ltd
              Barclays Global Investors, N.A.
              Barclays Global Investors Australia Ltd
              Barclays Private Bank and Trust Ltd
              Barclays Private Bank Ltd
              Gerrard Ltd
              Barclays Private Bank and Trust Ltd
              Barclays Capital Securities Ltd





3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


In respect of shareholder named in 2.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them




Registered Holder                                                         Account Designation                  Holding

BARCLAYS CAPITAL NOMINEES LIMITED                                                                           10,598,508
BARCLAYS CAPITAL SECURITIES LIMITED                                                                                575
Barclays Trust Co & Others                                                                                      23,187
BARCLAYS TRUST CO AS EXEC/ADM                                                                                      936
Barclays Trust Co DMC69                                                                                         26,000
Barclays Trust Co EP856                                                                                            461
Barclays Trust Co R69                                                                                           34,257
BNP PARIBAS                                                                                                     29,439
CHASE NOMINEES LTD                                                                   16376                     624,905
CHASE NOMINEES LTD                                                                   20947                   9,635,249
CIBC MELLON GLOBAL SECURITIES                                                                                   27,575
Clydesdale Nominees HGB0125                                                       00323364                       1,544
Clydesdale Nominees HGB0125                                                       00323372                       3,931
Clydesdale Nominees HGB0125                                                       00323496                       2,437
Clydesdale Nominees HGB0125                                                       00324018                         684
Clydesdale Nominees HGB0125                                                       00324085                       1,280
Clydesdale Nominees HGB0125                                                       00324492                       9,802
Clydesdale Nominees HGB0125                                                       00497036                         629
Clydesdale Nominees HGB0125                                                       00593965                       1,034
Clydesdale Nominees HGB0125                                                       00594198                         585
Clydesdale Nominees HGB0125                                                       00594414                       8,664
Clydesdale Nominees HGB0125                                                       00594465                       1,119
Clydesdale Nominees HGB0125                                                       00595534                       1,647
Clydesdale Nominees HGB0125                                                       00595712                         722
Clydesdale Nominees HGB0125                                                       00595801                       1,315
Clydesdale Nominees HGB0125                                                       00595968                         801
Clydesdale Nominees HGB0125                                                       00596123                       1,160
Clydesdale Nominees HGB0125                                                       00596980                       2,616
Clydesdale Nominees HGB0125                                                       00597103                         685
Clydesdale Nominees HGB0125                                                       00597332                         643
Clydesdale Nominees HGB0125                                                       00597375                       2,205
Clydesdale Nominees HGB0125                                                       00597383                       2,842
Clydesdale Nominees HGB0125                                                       00597448                       2,087
Clydesdale Nominees HGB0125                                                       00597758                       1,431
Clydesdale Nominees HGB0125                                                       00645442                       1,984
Clydesdale Nominees HGB0125                                                       00651361                         770
Clydesdale Nominees HGB0125                                                       00668604                         651
Clydesdale Nominees HGB0125                                                       00678693                       1,051
Clydesdale Nominees HGB0125                                                       00679401                      10,167
Clydesdale Nominees HGB0125                                                       00686408                       8,846
Clydesdale Nominees HGB0125                                                       00691088                       1,121
Clydesdale Nominees HGB0125                                                       00692386                       3,851
Clydesdale Nominees HGB0125                                                       00693030                       2,057
Clydesdale Nominees HGB0125                                                       00693404                       1,044
Clydesdale Nominees HGB0125                                                       00693900                       1,421
Clydesdale Nominees HGB0125                                                       00694028                         660
Clydesdale Nominees HGB0125                                                       00694222                         955
Clydesdale Nominees HGB0125                                                       00697329                       6,419
Clydesdale Nominees HGB0125                                                       00697388                         764
Clydesdale Nominees HGB0125                                                       00697450                      42,765
Clydesdale Nominees HGB0125                                                       00697663                       6,095
Clydesdale Nominees HGB0125                                                       00697701                         645
Clydesdale Nominees HGB0125                                                       00697710                      22,492
Clydesdale Nominees HGB0125                                                       00697728                      22,492
Clydesdale Nominees HGB0125                                                       00697736                       2,170
Clydesdale Nominees HGB0125                                                       00702950                         801
Clydesdale Nominees HGB0125                                                       00703140                         732
Clydesdale Nominees HGB0125                                                       00703353                       1,515
Clydesdale Nominees HGB0125                                                       00703396                         946
Clydesdale Nominees HGB0125                                                       00703876                         705
Clydesdale Nominees HGB0125                                                       00703884                       1,010
Clydesdale Nominees HGB0125                                                       00703914                         645
Clydesdale Nominees HGB0125                                                       00704007                         729
Clydesdale Nominees HGB0125                                                       00807507                       4,257
Clydesdale Nominees HGB0125                                                       00807663                         960
Clydesdale Nominees HGB0125                                                       00830118                       1,098
Clydesdale Nominees HGB0125                                                       00866805                       1,371
Clydesdale Nominees HGB0125                                                       00870357                       2,837
Clydesdale Nominees HGB0125                                                       00886083                         851
Clydesdale Nominees HGB0125                                                       00887365                         972
Clydesdale Nominees HGB0125                                                       01200114                       4,904
Clydesdale Nominees HGB0125                                                       03000000                       1,028
Clydesdale Nominees HGB0125                                                       03000441                         551
Clydesdale Nominees HGB0125                                                       03100012                         728
Clydesdale Nominees HGB0125                                                       03100071                       1,898
Clydesdale Nominees HGB0125                                                       03100241                         694
Clydesdale Nominees HGB0125                                                       03100420                       1,139
Clydesdale Nominees HGB0125                                                       03100926                       2,537
Clydesdale Nominees HGB0125                                                       03101086                       2,292
Clydesdale Nominees HGB0125                                                       03101175                         633
Clydesdale Nominees HGB0125                                                       03101280                       1,286
Clydesdale Nominees HGB0125                                                       03101868                         950
Clydesdale Nominees HGB0125                                                       03102058                         723
Clydesdale Nominees HGB0125                                                       03102317                         753
Clydesdale Nominees HGB0125                                                       03102465                      10,072
Clydesdale Nominees HGB0125                                                       03102546                       1,509
Clydesdale Nominees HGB0125                                                       03102554                       9,102
Clydesdale Nominees HGB0125                                                       03102660                         558
Clydesdale Nominees HGB0125                                                       03103119                       1,068
Clydesdale Nominees HGB0125                                                       03105820                         709
Clydesdale Nominees HGB0125                                                       07000093                       1,072
Clydesdale Nominees HGB0125                                                       07000662                         964
Clydesdale Nominees HGB0125                                                       07000697                       6,543
Clydesdale Nominees HGB0125                                                       07000832                         688
Clydesdale Nominees HGB0125                                                       07001065                         867
Clydesdale Nominees HGB0225                                                       00222649                         681
Clydesdale Nominees HGB0225                                                       00484015                       1,693
Clydesdale Nominees HGB0225                                                       00595798                       1,404
Clydesdale Nominees HGB0225                                                       00597278                       9,674
Clydesdale Nominees HGB0225                                                       00597758                       1,060
Clydesdale Nominees HGB0225                                                       00701601                       1,784
Clydesdale Nominees HGB0225                                                       00703825                         902
Clydesdale Nominees HGB0225                                                       00703833                       3,978
Clydesdale Nominees HGB0225                                                       00878188                         760
Clydesdale Nominees HGB0325                                                       00703094                         783
Clydesdale Nominees HGB1025                                                       00837619                       6,155
INVESTORS BANK AND TRUST CO.                                                                                   200,475
INVESTORS BANK AND TRUST CO.                                                                                    14,034
INVESTORS BANK AND TRUST CO.                                                                                 1,455,898
INVESTORS BANK AND TRUST CO.                                                                                   213,412
INVESTORS BANK AND TRUST CO.                                                                                   491,897
INVESTORS BANK AND TRUST CO.                                                                                   265,871
JP MORGAN (BGI CUSTODY)                                                              16331                     366,303
JP MORGAN (BGI CUSTODY)                                                              16338                      71,857
JP MORGAN (BGI CUSTODY)                                                              16341                     162,603
JP MORGAN (BGI CUSTODY)                                                              16341                     649,192
JP MORGAN (BGI CUSTODY)                                                              16342                     135,374
JP MORGAN (BGI CUSTODY)                                                              16344                      59,778
JP MORGAN (BGI CUSTODY)                                                              16345                      95,711
JP MORGAN (BGI CUSTODY)                                                              16400                  11,891,041
JP MORGAN (BGI CUSTODY)                                                              17011                      17,727
JP MORGAN (BGI CUSTODY)                                                              18408                      65,635
JPMORGAN CHASE BANK                                                                                            185,162
Master Trust Bank                                                                                                6,033
Mellon Trust - Boston & SF                                                                                      76,572
MELLON TRUST OF NEW ENGLAND                                                                                     95,576
NORTHERN TRUST BANK  - BGI SEPA                                                                                106,511
NORTHERN TRUST BANK  - BGI SEPA                                                                                 25,291
NORTHERN TRUST BANK  - BGI SEPA                                                                                122,301
R C Greig Nominees Limited a/c                                                         BL1                     397,876
R C Greig Nominees Limited a/c                                                         CM1                     187,554
R C Greig Nominees Limited GP1                                                         GP1                     348,063
R C Greig Nominees Limited SA1                                                         SA1                     179,970
Reflex Nominees Limited                                                                                            691
Reflex Nominees Limited                                                                                            263
State Street                                                                                                     3,085
ZEBAN NOMINEES LIMITED                                                                                       1,152,938

Total:                                                                                                      40,335,640



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not Known



11. Date company informed


25 February 2005



12. Total holding following this notification



Legal Entity                                                                                       Holding

Barclays Global Fund Advisors                                                                      200,475
Barclays Capital Inc                                                                                   575
Barclays Life Assurance Co Ltd                                                                   1,558,545
Barclays Global Investors Ltd                                                                   22,216,830
Barclays Bank Trust Company Ltd                                                                     84,841
Barclays Global Investors Japan Ltd                                                                  9,118
Barclays Global Investors, N.A.                                                                  2,924,377
Barclays Global Investors Australia Ltd                                                            185,162
Barclays Private Bank and Trust Ltd                                                                289,854
Barclays Private Bank Ltd                                                                        1,152,938
Gerrard Ltd                                                                                      1,113,463
Barclays Private Bank and Trust Ltd                                                                    954
Barclays Capital Securities Ltd                                                                 10,598,508
Group Holding                                                                                   40,335,640






13. Total percentage holding of issued class following this notification


Legal Entity                                                Percentage Held

Barclays Global Fund Advisors                                       0.0181
Barclays Capital Inc                                                0.0001
Barclays Life Assurance Co Ltd                                      0.1408
Barclays Global Investors Ltd                                       2.0077
Barclays Bank Trust Company Ltd                                     0.0077
Barclays Global Investors Japan Ltd                                 0.0008
Barclays Global Investors, N.A.                                     0.2643
Barclays Global Investors Australia Ltd                             0.0167
Barclays Private Bank and Trust Ltd                                 0.0262
Barclays Private Bank Ltd                                           0.1042
Gerrard Ltd                                                         0.1006
Barclays Private Bank and Trust Ltd                                 0.0001
Barclays Capital Securities Ltd                                     0.9578
Group Percentage Held                                               3.6451






14. Any additional information


None



15. Name of contact and telephone number for queries


P Armstrong - Telephone: 0117 978 5190




16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat

Deputy Company Secretary

Allied Domecq PLC



Date of notification


25 February 2005.

Exhibit No. 23

SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

Morgan Stanley Investment Management Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interest - in respect of discretionary managed accounts by Morgan Stanley Investment Management Limited

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Chase Nominees Limited                                                             52,805,952
Mellon Nominees                                                                    12,370,347
Nortrust Nominees                                                                   6,327,200
Deutsche Bank                                                                       2,482,201
SG Nominees Ltd (Societe Generale)                                                    100,000
National Australia Bank                                                               251,897
SSB                                                                                36,320,582
Total Ordinary Shares                                                             110,658,179


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

N/A


9. Class of security

25 pence Ordinary Shares


10. Date of transaction

Not Known


11. Date company informed

24 February 2005


12. Total holding following this notification

110,658,179


13. Total percentage holding of issued class following this notification

10.00%


14. Any additional information

Morgan Stanley Investment Management Limited is a member of the Morgan Stanley Group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Investment Management Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any Shares in which Morgan Stanley Investment Management Limited is interested.


15. Name of contact and telephone number for queries

Philippa Armstrong - Telephone: 0117 978 5190


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown,
Director, Corporate Secretariat
Deputy Company Secretary


Date of notification

25 February 2005.

Exhibit No. 24

                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 25 February 2005, that they disposed on this date, of a total of 14,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,199,701 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

25 February 2005

Exhibit No. 25

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")



This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 28 February 2005, that they disposed on that date, of a total of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following this disposal is 18,192,201 shares (made up of both Ordinary Shares and ADSs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.






Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary



1 March 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

02 March, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary